OMB APPROVAL
OMB NUMBER
EXPIRES
EST. AVG. BURDEN HRS. PER RESPONSE

06006255

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

	FACING PAGE	
Annual Audited Report Form X-17A-5—Part III	**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**	**SEC File No. 8-50602**

REPORT FOR THE PERIOD BEGINNING 01/01/05 **AND ENDING** 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

Name of Broker-Dealer:
ThinkEquity Partners LLC

Official Use Only

Firm ID No. 44274

SEC MAIL PROCESSING SECTION RECEIVED MAR 06 2006 WASH. D.C. 152

Address of Principal Place of Business:
(Do not use P.O. Box No.)

600 Montgomery Street, 8th Floor
(No. and Street)

San Francisco	California	94111
(City)	**(State)**	**(Zip Code)**

Name and Telephone Number of Person to Contact in Regard to This Report

Brian Endres (415) 249-1357
(Area Code—Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG LLP

(Name—if individual, state last, first, middle name)

90 South Seventh Street	Minneapolis	Minnesota	55402
(Address)	**City**	**State**	**(Zip Code)**

PROCESSED
MAY 25 2006
THOMSON FINANCIAL

Check One:
x Certified Public Accountant
___ Public Accountant
___ Accountant not resident in U.S. or any of its possessions.

For Official Use Only

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (3.91)

OATH OR AFFIRMATION

We, Seth Gersch and Brian K. Endres, swear (or affirm) that to the best of our knowledge and belief the accompanying financial statements pertaining to the firm of ThinkEquity Partners LLC as of December 31, 2004 are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Seth Gersch – Chief Operating Officer
Brian K. Endres – Controller, Financial and Operations Principal

Notary Public

JURAT

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 21st day of February, 2006, by Brian K. Endres and Seth Gersch personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Signature

ANTONIO LOCATELLI
Comm. # 1457347
NOTARY PUBLIC - CALIFORNIA
City & County of San Francisco
My Comm. Expires Jan. 18, 2008

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- ___ (c) Statement of Income (Loss).
- ___ (d) Statement of Cash Flows.
- ___ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ___ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ___ (g) Computation of Net Capital.
- ___ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ___ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ___ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ___ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ___ (m) A copy of the SIPC Supplemental Report.
- ___ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

KPMG

THINKEQUITY PARTNERS LLC

Statements of Financial Condition

December 31, 2005 and 2004

(With Independent Auditors' Report Thereon)

THINKEQUITY PARTNERS LLC

Table of Contents

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Members
ThinkEquity Partners LLC:

We have audited the accompanying statements of financial condition of ThinkEquity Partners LLC (the Company) as of December 31, 2005 and 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statements of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of ThinkEquity Partners LLC at December 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 17, 2006

THINKEQUITY PARTNERS LLC

Statements of Financial Condition

December 31, 2005 and 2004

Assets		**2005**	**2004**
Cash and cash equivalents	$	3,780,862	5,979,962
Receivables from brokers, dealers, and others		1,813,391	4,355,077
Investment banking receivables		2,586,886	3,225,446
Other receivables		454,026	100,829
Note receivable		—	182,600
Due from Parent		87,895	110,659
Due from affiliate		577,961	711,453
Securities owned, at market		550,447	48,693
Other investments, at cost		100	100
Deposits with clearing broker		303,504	302,081
Prepaid expenses		480,035	301,824
Furniture, equipment, and leasehold improvements, at cost (net of accumulated depreciation of $2,036,225 and $1,270,156)		3,415,478	2,321,708
Lease deposits		879,748	654,326
Total assets	$	14,930,333	18,294,758
Liabilities and Members' Equity			
Liabilities:			
Accounts payable	$	477,236	1,000,173
Accounts payable to brokers, dealers, and others		504,452	—
Securities sold, not yet purchased, at market		1,032	16,881
Accrued employee compensation and benefits		2,527,741	5,712,385
Other accrued expenses		735,091	445,092
Subordinated debt		2,025,000	—
Deferred leasehold incentive allowance and deposits payable		785,596	40,439
Total liabilities		7,056,149	7,214,970
Commitments and contingencies (note 5)			
Members' equity		7,874,184	11,079,788
Total liabilities and members' equity	$	14,930,333	18,294,758

See accompanying notes to statements of financial condition.

(1) Description of Business

ThinkEquity Partners LLC (the Company) is a limited liability company registered as a broker-dealer in securities with the National Association of Securities Dealers, Inc. (NASD) and the Securities and Exchange Commission (SEC). The Company engages in the business of acting as a dealer, market maker, and investment banker, and providing brokerage services with respect to equity and other securities. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis.

The Company is a wholly owned subsidiary of ThinkEquity Holdings LLC (the Parent), a limited liability company.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of the statements of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the statements of financial condition and accompanying notes. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of bank deposits and short-term investment funds. The Company considers all highly liquid investments with maturities of less than three months to be cash and cash equivalents.

(c) Securities Owned and Securities Sold, Not Yet Purchased

The Company records securities transactions on a trade-date basis. Securities owned and securities sold, not yet purchased, are stated at market value. All securities owned and securities sold, not yet purchased, are U.S. equity securities. Market value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. Securities sold, not yet purchased, represent obligations to deliver specified securities at predetermined prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations.

All securities owned are pledged to the clearing broker. The terms of the agreement permit the clearing broker to sell or repledge the securities to third parties subject to certain limitations.

(d) Furniture, Equipment, and Leasehold Improvements

Depreciation on furniture, fixtures, and equipment is provided using the straight-line method over the estimated useful lives of the assets, ranging from three to seven years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the term of the applicable lease. The Company reviews for impairment losses when events or facts indicate the carrying amount may not be recoverable.

(e) Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

(f) Income Taxes

The Company is organized as a limited liability company and is not subject to income taxes as a separate entity. The Company's income or loss passes directly through to the Parent.

(3) Receivables from Brokers, Dealers, and Others

Receivables, from brokers, dealers, and others, include unsettled inventory trades. The clearing broker provides the Company's principal source of short-term financing, borrowed on an uncommitted basis against its inventory positions, subject to collateral maintenance requirements.

(4) Note Receivable

The Company received a debenture in the amount of $182,600 from an investment banking client in lieu of an advisory fee. The debenture paid interest semi-annually at an annual rate of 7%. The unpaid principal balance was due and payable on April 25, 2006. The debenture was convertible to Series B preferred stock one year after the effective date at a rate of $75 per preferred share. The Series B preferred stock had a liquidation preference and each share is convertible into 100 shares of common stock. The common stock is traded over the counter. The Company sold the debentures on July 15, 2005 for $182,600.

(5) Commitments and Contingencies

In the normal course of business there are various lawsuits, claims and contingencies pending against the Company which in the opinion of management, will be resolved with no material impact on the Company's financial position.

The Company entered into new lease agreements in 2005 in which it received a deferred incentive allowance for a period of time. As a result, the Company recorded deferred incentive allowance of $758,678 for 2005. The Company is amortizing the deferred incentive allowance on a straight-line basis over the life of the lease.

The Company leases office space and various types of equipment under noncancelable leases generally varying from one to six years, with certain renewal options for like terms.

At December 31, 2005, the Company's future minimum rental commitments based upon the terms (including escalation costs) under noncancelable operating leases which have an initial or remaining term of one year or more were as follows (in thousands):

2006	$	3,131
2007		3,049
2008		2,599
2009		1,301
Thereafter		257
Total	$	10,337

In addition, the Company's future minimum rentals to be received under noncancelable subleases are $578,573 over the next three years.

(6) Employee Benefit Plan

The Company maintains a 401(k) profit sharing plan (Plan) for which the Company is the plan administrator. Wells Fargo Bank Minnesota, N.A. acts as the Plan Trustee and maintains all trust fund records on a plan year basis. The Plan covers substantially all employees.

(7) Financial Instruments with Off-Balance-Sheet Risk

In the ordinary course of business, the Company's securities activities involve execution, settlement, and financing of various securities transactions as principal and agent. These activities may expose the Company to credit and market risks in the event customers, other brokers and dealers, banks, depositories, or clearing organizations are unable to fulfill contractual obligations. Such risks may be increased by volatile trading markets. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event that a counter-party is unable to fulfill its contractual obligations. The Company maintains all of its trading securities at the clearing firm, and these trading securities collateralize amounts due to the clearing firm.

(8) Regulatory Requirements

The Company is subject to the net capital requirements of the NASD and the Uniform Net Capital requirements of the SEC under Rule 15c3-1. The NASD and the SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2005, the Company had net capital of approximately $2,052,954 which was $1,366,954 in excess of the minimum requirement.

Under the clearing arrangement with the clearing broker, ADP Clearing and Outsourcing Services, the Company is required to maintain net capital in accordance with SEC Rule 15c3-1. At December 31, 2005, the Company was in compliance with this net capital requirement. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that Rule.

(9) Related-party Transactions

On January 23, 2003, an officer of the Company entered into a subordinated loan agreement for $500,000. The NASD approved the loan, allowing the Company to include the principal as available capital. The loan accrued interest at an annual rate of 5% and was repaid on August 30, 2004.

During 2005 and 2004, several key employees and officers invested in the Parent. As a result of these investments, the Parent contributed $2,500,000 and $3,825,000 in capital to the Company in 2005 and 2004, respectively.

During 2005 and 2004, the Company paid for certain start-up expenses of an affiliate. The Company has a receivable of $577,961 and $711,453 at December 31, 2005 and 2004, respectively, from this affiliate. The

(Continued)

affiliate will continue making payments of these receivables in 2006. The Company does not charge interest related to this receivable.

During 2004, several key employees and officers entered into various subordinated loan agreements with the Company in order to increase net capital. The total amount of these subordinated loan agreements was $1,950,000, all of which was repaid during 2004 with accrued interest. In addition, the Company entered into various subordinated loan agreements with unrelated third parties in order to finance underwriting capital commitments for $7,500,000, all of which were repaid during 2004 with accrued interest.

During 2005 the Company borrowed $7,025,000 on a revolving subordinated line established with an unrelated third party at an annual rate of prime plus 0.75%, $5,000,000 of the advances were repaid in 2005 with accrued interest.

The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with net capital requirements, they may not be repaid.

(10) Share Plan

On June 2, 2003, the Executive Committee of the Parent adopted a Restricted Share Plan to reward certain key employees for their contributions to the financial success of the Company. Individuals participating in the plan have the ability to receive a cash payment from the Company or shares in the Parent. Under the plan, the Parent will grant a certain number of shares based upon a fixed share price. The number of shares issued will be determined based upon a percentage of the revenue generated by the Company as set forth in the plan.

At the end of the year, the Parent calculated the number of shares that would be distributed and allocated a portion of the shares to key individuals. As a result, the Parent contributed equity to the Company in the amount of $687,500. The shares were issued on January 1, 2004. The Parent did not renew the share plan for 2004.